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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:3235-0167 Expires:December 31, 2014 Estimated average burden hours per response...1.50
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number                  333-130353; 333-162784

Pregis  Corporation
See Schedule A for additional registrant guarantors

Exact name of registrant as specified in its charter)

1650 Lake Cook Road, Suite 400, Deerfield, IL 60015; (847) 597-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Second Priority Senior Secured Floating Rate Notes due 2013 (issued in 2005 and 2009); Guarantees of Second Priority Senior Secured Floating Rate Notes due 2013 (issued in 2005 and 2009); 12 ⅜% Senior Subordinated Notes due 2013; Guarantees of 12 ⅜% Senior Subordinated Notes due 2013

(Title of each class of securities covered by this Form)*

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:         less than 300

*Pregis Corporation is the registrant in respect of the Second Priority Senior Secured Floating Rate Notes due 2013 (issued in 2005 and 2009) and the 12 ⅜% Senior Subordinated Notes due 2013; the registrant guarantors listed on Schedule A are the registrants in respect of the Guarantees of Second Priority Senior Secured Floating Rate Notes due 2013 (issued in 2005 and 2009) and the Guarantees of 12 ⅜% Senior Subordinated Notes due 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: 3/28/2012	PREGIS CORPORATION
PREGIS HOLDING II CORPORATION
PREGIS MANAGEMENT CORPORATION N/K/A PREGIS INTELLIPACK CORPORATION
PREGIS INNOVATIVE PACKAGING INC.

	By	/s/ D. Keith LaVanway
D. Keith LaVanway Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC2069(02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE A
ADDITIONAL REGISTRANT GUARANTORS

Exact Name of Registrant Guarantor as Specified in its Charter(1)	State or Other Jurisdiction of Incorporation or Organization	Commission File Number
PREGIS HOLDING II CORPORATION	Delaware	333-130353-04; 333-162784-04
PREGIS MANAGEMENT CORPORATION N/K/A PREGIS INTELLIPACK CORPORATION	Delaware	333-130353-03; 333-162784-03
PREGIS INNOVATIVE PACKAGING INC.	Delaware	333-130353-02; 333-162784-02
_______________

(1)
The address, including zip code, and telephone number, including area code, of each additional registrant’s principal executive offices is c/o Pregis Corporation, 1650 Lake Cook Road, Suite 400, Deerfield, IL 60015; (847) 597-2200